FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, December 18, 2012.

Ger. Gen. N° 178/2012.

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Avenida Alameda Bernardo O’Higgins N°1449

Present

RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you as a significant event that the Directors’ Committee has reviewed and by unanimity of its members, has referred to the Board of Directors without observations the subscription contract of shares to be held between Enersis S.A. and its controller, Endesa, S.A., for its distribution to the shareholders.  The contract will be submitted for approval at the Extraordinary Shareholders’ Meeting which shall decide upon the capital increase at Enersis S.A., to be held on December 20 this year.  The draft of the contract without descriptive exhibits thereto, will be available for consideration of shareholders in the Investments and Risks Department of Enersis S.A., located in Santa Rosa 76, floor 15, Santiago, and at the company's website: www.enersis.cl.

In addition, I inform  you as a significant event  that the Citibank Depositary has notified that it will not grant to the Chairman of the Board the discretionary vote of those ADR holders that have not voted.

Sincerely yours,

Ignacio Antoñanzas Alvear

Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)
Citibank N.A. Depositary
Banco Santander Santiago - Bondholders Representative
Depósito Central de Valores (Central Securities Depository)
Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: December 19, 2012